Exhibit 21.1

Legacy Reserves LP Subsidiaries
Entity	Jurisdiction of Formation
Binger Operations, L.L.C. (50% non-controlling interest)	Oklahoma
Legacy Reserves Operating GP LLC	Delaware
Legacy Reserves Operating LP	Delaware
Legacy Reserves Services Inc.	Texas
Iron Creek Energy Group	Wyoming